UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205490

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 29, 2020

SYNTHESIS ENERGY SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33522	20-2110031
(State of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Riverway, Suite 1700

Houston, Texas 77056

(Address of principal executive offices)

Registrant’s telephone number, including area code: (713) 579-0600

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the reporting obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act

[ ]	Soliciting material pursuant to Rule 14a-12 of the Exchange Act

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) Exchange Act

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Explanatory Note; Additional Information about the AFE Transaction

The Company has previously disclosed (a) it entered into an Agreement and Plan of Merger dated October 10, 2019 by and among SES, Australian Future Energy Pty Ltd (“AFE”) and SES Merger Sub, Inc. (“Merger Sub”), (the “Merger Agreement”) and in connection with the Merger Agreement, the Company entered into Share Exchange Agreements (each, a “Share Exchange Agreement”) with certain of the shareholders of Batchfire Resources Pty Ltd (“Batchfire”), whereby such shareholders will exchange their shares of Batchfire for shares of the Common Stock at a ratio of 10 Batchfire shares for one share of Common Stock and (b) that on February 21, 2020, the Company, AFE and Merger Sub amended the Merger Agreement extending the outside date for termination of the Merger Agreement from April 15, 2020 to May 11, 2020 and (c) that on May 4, 2020, the Company was informed of a rights offering commenced by Batchfire Resources Pty Ltd (“Batchfire”), whereby Batchfire intends to raise $20 million AUD (approximately $12.8 million USD) and as result of this offering, the Company expects to have its ownership interest in Batchfire diluted and potentially to affect its Share Exchange Agreements entered into October 2019 with certain shareholders of Batchfire.

The Company and AFE have been unable to complete the merger by the outside date for termination of May 11, 2020 noting that the Merger Agreement requires a minimum of 25% participation level from certain Batchfire shareholders in the share exchange with the Company and the Batchfire rights issue would dilute the participation of certain Batchfire shareholders below the 25% level. The Company no longer anticipates the merger or the share exchange with certain of the shareholders of Batchfire to proceed as planned, although neither party has to date formally terminated the Merger Agreement.

In connection with the merger, the Company has previously filed with the SEC a preliminary registration and proxy statement on Form S-4 that also constitutes a prospectus of the Company relating to the common stock that would be issued pursuant to the merger. The proxy statement/prospectus includes important information about both the Company and AFE. Investors and security holders may obtain these documents when available free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by the Company can be obtained free of charge from the Company’s website at www.synthesisenergy.com.

Participants in Solicitation

Although the Company does not expect the merger with AFE and the share exchange with certain of the shareholders of Batchfire to be consummated as planned, the Company and its executive officers and directors may nevertheless be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the merger. Information regarding the Company’s directors and executive officers is available in its annual report on Form 10-K for the year ended June 30, 2019, which was filed with the SEC on January 13, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

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Item 1.01 Entry into a Material Definitive Agreement

The Company currently has outstanding indebtedness pursuant to

●	11% Senior Secured Debentures issued to holders in October 2017 (the “2017 Debentures”);

●	11% Senior Secured Debentures issued to holders in October 2019 (the “2019 Debentures”); and

●	11% Senior Secured Debentures issued to holders in February 2020 (the “2020 Debentures”)

On May 29, 2020, the Company entered into a Bridge Debenture Agreement with certain holders (“Additional Funding Lenders”) of the foregoing debentures, pursuant to which the holders purchased $210,000 in principal amount of new 11% Senior Secured Convertible Debentures. The terms of the new debentures are on substantially the same terms as the Company’s outstanding 2019 Debentures but (i) have a conversion price of $0.05 per share and (ii) are junior in priority to the 2017 Debentures and pari passu with the 2019 and 2020 Debentures. As additional consideration to the Additional Funding Lenders for providing the new financing, the Company has agreed to (i) adjust the conversion price of the 2017, 2019 and 2020 debentures held by the Additional Funding Lenders to $0.05 per share, (ii) adjusting the exercise prices of all existing Common Stock purchase warrants issued in connection to the 2017, 2019 and 2020 Debentures, held by the Additional Funding Lenders, to $0.05 per share and (iii) adjusting the base conversion price (floor) of those debentures shall be adjusted from $1.11 to $0.01 per share.

As compensation for its services in arranging the sale of the debentures, the Company shall pay to T.R. Winston & Company, LLC, a placement agent fee of $14,700 which was taken in kind.

Item 5.01 Changes in Control of Registrant

Reference is hereby made to the disclosure under Item 5.02.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 29, 2020, the board of directors appointed Mr. Charles “Duke” Runnels as a new director of the Company. Since 2004, Mr. Runnels has been President and CEO of FORT Properties, Inc., a private equity firm specializing in commercial real estate across the United States. FORT Properties purchases, finances, syndicates, and manages the properties acquired. During this period of time, FORT acquired over $500, 000,000 worth of properties across nine states. Mr. Runnels also was appointed Chairman of the Board of Collective Coworking Holdings Corp., a company operating in the flexible office space segment of real estate. Mr. Runnels was appointed President and CEO in 2020.

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On May 31, 2020, Charles Runnels was appointed as the principal executive, financial and accounting officer of the Company. Upon the failure of the merger with AFE to occur by the May 11, 2020 date, the expiration of the Company’s director’s and officers’ insurance coverage and the significant cost of extending such insurance coverage, all of the current directors (Lorenzo Lamadrid, Robert Rigdon, Denis Slavich, Harry Rubin, Xu Ziwang and Robert Anderson) and current officers (Robert Rigdon, CEO; and David Hiscocks, Controller) resigned as of May 29, 2020. The significant change of board members is deemed to constitute a change of control of the Company.

The Company has entered, or is expected to enter, into consulting agreements with each of Messrs. Rigdon and Hiscocks to assist the Company on specified projects. Mr. Rigdon will receive $7,500 per month for such efforts. The consulting fee payable to Mr. Hiscocks is not yet determined.

Item 8.01 Other Events

The Company is updating its risk factor disclosures in its periodic filings to add the following risk factor:

Our common stock may be at risk of being de-listed from the OTCQB. We may not be able to remain in compliance with certain of the requirements for continued listing required by OTCQB. If we are unable to meet the listing requirements, our common stock may be de-listed by OTCQB. In such event, we would intend to take such actions in order that OTC Pink would offer quotations for the common stock.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Synthesis Energy Systems, Inc.

Date: June 1, 2020	By:	/s/ Charles Runnels
Charles Runnels, Principal Executive Officer

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